UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 4 )*

DIRECT INSITE CORP.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

25457C 20 7
(CUSIP Number)

Thomas C. Lund
801 Laurel Oak Drive, #102
Naples, FL 34108
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

April 22, 2011
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. 

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 25457C 20 7		SCHEDULE 13D	Page 2 of 7 Pages
1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Thomas C. Lund
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Florida
NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY EACH REPORTING	8	SHARED VOTING POWER 403,633 (see Item 5)
PERSON WITH	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 403,633 (see Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 403,633 (see Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.5%
14	TYPE OF REPORTING PERSON* IN

CUSIP No. 25457C 20 7		SCHEDULE 13D	Page 2 of 7 Pages
1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Carol A. Lund
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO, PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Florida
NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY EACH REPORTING	8	SHARED VOTING POWER 403,633 (see Item 5)
PERSON WITH	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 403,633 (see Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 403,633 (see Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.5%
14	TYPE OF REPORTING PERSON* IN

Introduction

This Amendment Number 4 amends that certain statement on Schedule 13D filed by Thomas C. Lund on June 19, 2007 (as previously amended, the “Statement”) and which relates to the common stock, par value $0.0001 per share (the “Common Stock”), of Direct Insite Corp., a Delaware corporation (the “Issuer”).  This Schedule 13D is being filed jointly by Mr. Lund and Carol A. Lund (collectively referred to herein as the “Reporting Persons”).

Because of the agreements of the Reporting Persons referred to in Item 4 and Item 6 below and related discussions with Metropolitan Venture Partners II, L.P., a Delaware limited partnership (“MetVP II”) and certain of its affiliates, the Reporting Persons could be deemed to constitute a “group” with MetVP II and its affiliates within the meaning of Rule 13d-4 under the Exchange Act.  Reference is made to the Schedule 13D filed by MetVP II and its affiliates on October 15, 2002, as amended from time to time (the “MetVP Schedule 13D”), for information concerning the interests of such parties in respect of the Common Stock.  Nothing contained herein shall be deemed to be an admission by the Reporting Persons that they constitutes a group with MetVP II or its affiliates.

Because of the agreements of the Reporting Persons referred to in Item 4 and Item 6 below and related discussions with  S.A.V.E. Partners III, LLC, a Delaware limited liability company (“SAVE”) and certain of its affiliates, the Reporting Persons could be deemed to constitute a “group” with SAVE and its affiliates within the meaning of Rule 13d-4 under the Exchange Act.  Reference is made to the Schedule 13D filed by SAVE and its affiliates on March 11, 2011, as amended from time to time, for information concerning the interests of such parties in respect of the Common Stock.  Nothing contained herein shall be deemed to be an admission by the Reporting Persons that they constitutes a group with SAVE or its affiliates.

Item 2.  Identity and Background.

Item 2 of the Schedule 13D is amended by adding the following:

The principal address of each of the Reporting Persons is 801 Laurel Oak Drive, #102, Naples, Florida 34108.

Item 3.  Source and Amount of Funds or Other Consideration.

The shares of Common Stock reported in this Statement as being owned by Mrs. Lund were previously owned either by Mr. Lund directly in an individual retirement account and in a revocable trust or, in a brokerage account, as to which he and Mrs. Lund are joint tenants.  All beneficial ownership of the shares of Common Stock reported in this statement has been transferred to Mrs. Lund.

Item 4.  Purpose of Transaction.

Item 4 of the Schedule 13D is amended by adding the following:

Pursuant to the Voting Agreement referred to in Item 6 below, the Reporting Persons intend to support the nomination of Michael Levin, Craig W. Thomas, Mr. Lund, John J. Murabito and Philip Summe (collectively, the “Recommended Nominees”) for election as directors at the Issuer’s 2011 Annual Meeting (the “Annual Meeting”), which the Issuer has indicated will be held on May 25, 2011.

On April 28, 2011, the Reporting Persons and the Issuer, together with MetVP II, Metropolitan Venture Partners (Advisors), L.P., a Delaware limited partnership, Metropolitan Venture Partners Corp., a Delaware corporation (collectively, the “MetVP Entities”), Michael Levin, Tall Oaks Group LLC (“Tall Oaks”), Lawrence D. Hite, the Reporting Persons, Craig W. Thomas, Bradley M. Tirpak, John J. Murabito, Philip Summe, SAVE and James A. Cannavino, entered into an agreement (the “Agreement”).  Pursuant to the terms of the Agreement, the Issuer agreed to, among other things, (a) increase the size of the Board of Directors (the “Board’”) to six directors, such that a vacancy will exist in Class I of the Board; (b) nominate for election at the Annual Meeting each of the Recommended Nominees and James Cannavino; (c) recommend that the Company’s stockholders vote in favor of such slate; (d) amend its

Proxy Statement and related proxy card to reflect such nominations and recommendations; (e) use its reasonable best efforts to solicit proxies in favor of the election of such slate, including voting all shares of Common Stock represented by proxies received pursuant to the amended definitive proxy statement and proxy card in connection with the Annual Meeting in favor of such individuals (except for any proxy that specifically indicates that such authority is withheld) and against any proposal inconsistent with the Agreement that may be raised at the Annual Meeting; and (f) not cancel or adjourn, nor propose any other matter to be voted upon at, the Annual Meeting.

In addition, the Issuer agreed not to, until after the Annual Meeting, (a) increase the size of the Board to more than six directors; (b) change any provisions, other than in a manner that is consistent with the terms of the Agreement, of the Issuer’s Bylaws or Certificate of Incorporation; (c) otherwise amend any charters or policies of the Board or committees of the Board in a manner that would be inconsistent with the terms of the Agreement or adverse to the stockholders of the Issuer; or (d) conduct its business other than in the ordinary course consistent with past practice.  In addition, except as provided in the amended employment agreement of Mr. Cannavino, as approved by the Board on April 26, 2011, and except with respect to certain persons other than officers and directors of the Issuer as would be immaterial in amount and significance to the Issuer, the Issuer agreed that it would not, without the written consent of the MetVP Entities and SAVE (a) enter into any employment or consulting agreements, (b) make any changes or amendments to any currently existing employment or consulting agreements, (c) make or commit to make any grants of bonuses, equity, options or cash or any other form of additional compensation, other than base salary, or (d) increase the base salary of any person.

Pursuant to the Agreement, the MetVP Entities and SAVE have agreed, conditioned upon certain compliance by the Issuer with the Agreement, to, among other things, (a) withdraw the Section 220 Demand, (b) not file any proxy materials contrary to the Issuer’s proxy materials with respect to the Annual Meeting and (c) vote, together with the Reporting Persons and certain other parties to the Agreement, all of their shares of Common Stock in favor of the slate of directors as described above at the Annual Meeting.

The foregoing description of the Agreement is qualified in its entirety by reference to the full text of the Agreement, which is filed as an exhibit hereto and is incorporated herein by reference.

Item 5.  Interest in Securities of the Issuer.

(a) Mrs. Lund directly owns an aggregate of 403,633 shares.  The shares of Common Stock owned by Mrs. Lund constitute approximately 3.5% of the shares of Common Stock outstanding, calculated in accordance with Rule 13d-3.  This information is based upon there being 11,677,383 shares of Common Stock outstanding as of March 16, 2011, as reported in the Issuer’s Annual Report on Form 10-K for the year ended December 31, 2010.

(b) By virtue of his relationship with Mrs. Lund, Mr. Lund may be deemed to share voting and dispositive power over the Common Stock directly owned by Mrs. Lund.  Mr. Lund disclaims beneficial ownership of the shares owned by Mrs. Lund.

(c) In the past sixty days, the Reporting Persons have not engaged in any transactions in the shares.

Item 6.  Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is amended by adding the following:

On April 22, 2011, the MetVP Entities, Michael Levin, Tall Oaks, Lawrence D. Hite, SAVE, Craig W. Thomas, Bradley M. Tirpak and Mr. Lund entered into a Voting and Joint Solicitation Agreement (the “Voting Agreement”).  The parties to the Voting Agreement, together with Mrs. Lund, entered into a First Amendment to the Voting and Joint Solicitation Agreement, dated as of April 22, 2011 (the “First Amendment to the Voting Agreement”), which, among other things, added Mrs. Lund a party thereto.  Among other things, the Voting Agreement provides that the parties thereto will work in good faith to elect the nominees identified in Item 4 and to take such other action as they deem advisable or necessary to achieve such election. In addition, the Voting Agreement provides that each of the parties thereto will vote or cause to be voted all shares of the Issuer he or it directly and beneficially owns in favor of the nominees. The Voting Agreement will terminate on the earlier to occur of December 31, 2011 and the election of the nominees, unless earlier terminated in writing by the parties thereto. A copy of the Voting Agreement and the First Amendment to the Voting Agreement is filed as an exhibit hereto and incorporated herein by reference.

On April 28, 2011, the Reporting Persons and the Issuer, together with the MetVP Entities, Michael Levin, Tall Oaks, Lawrence D. Hite, Craig W. Thomas, Bradley M. Tirpak, John J. Murabito, Philip Summe, SAVE and James A. Cannavino, entered into the Agreement defined and described in Item 4 above and filed as an exhibit hereto.

Certain warrants to acquire Common Stock previously reported in this Statement as being held by Mr. Lund expired unexercised.  Also, certain shares of preferred stock previously reported in this Statement as being held by Mr. Lund were redeemed by the Issuer.

Item 7. Material to be Filed as Exhibits.

The following document is incorporated by reference as an exhibit:

(C)	Power of Attorney, dated May 2, 2011

(D)	Joint Filing Agreement between Thomas C. Lund and Carol A. Lund, dated May 2, 2011

(E)
Voting and Joint Solicitation Agreement dated as of April 22, 2011 by and among the MetVP Entities, Tall Oaks, Mr. Levin, Mr. Hite, SAVE, Mr. Thomas, Mr. Tirpak and Mr. Lund (incorporated by reference to Exhibit 99.3 to Amendment No. 6 of the MetVP Schedule 13D).

(F)
First Amendment to Voting and Joint Solicitation Agreement dated as of April 22, 2011 by and among the MetVP Entities, Tall Oaks, Mr. Levin, Mr. Hite, SAVE, Mr. Thomas, Mr. Tirpak, Mr. Lund and Mrs. Lund (incorporated by reference to Exhibit 99.4 to Amendment No. 7 of the MetVP Schedule 13D)

(G)
Agreement, dated as of April 28, 2011 by and among the MetVP Entities, Mr. Levin, Tall Oaks, Mr. Hite, the Reporting Persons, Mr. Thomas, Mr. Tirpak, Mr. Murabito, Mr. Summe, SAVE, Mr. Cannavino and the Issuer (incorporated by reference to Exhibit 10 to the Current Report on Form 8-K filed by the Issuer on April 29, 2011)

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 2, 2011

/S/ Thomas C. Lund
Thomas C. Lund
/S/ Carol A. Lund Carol A. Lund

 Exhibit C

POWER OF ATTORNEY

Know all by these presents, that the undersigned hereby constitutes and appoints each of Thomas Chadwick Lund and John B. Story, signing singly, the undersigned's true and lawful attorney-in-fact to:

(1) execute for and on behalf of the undersigned, in connection with her ownership of securities of Direct Insite Corp. (the “Company”), Forms 3, 4, and 5 in accordance with Section 16(a) of the Securities Exchange Act of 1934 and the rules thereunder (the "Exchange Act") and Schedules 13D and/or 13G and amendments thereto in accordance with Section 13(d) of the Exchange Act;

(2) do and  perform any and all acts for and on behalf of the undersigned which may be necessary or desirable to complete and execute any such Form 3, 4, or 5 and/or Schedule 13D and/or 13G, complete and execute any amendment or amendments thereto, and timely file such form with the United States Securities and Exchange Commission and any stock exchange or similar authority; and

(3) take any other action of any type  whatsoever in connection with the foregoing which, in the opinion of such attorney-in-fact, may be of benefit to, in the best interest of, or legally required by, the undersigned, it being understood that the documents executed by such attorney-in-fact on behalf of the undersigned  pursuant to this Power of Attorney shall be in such form and shall contain such terms and conditions as such attorney-in-fact may approve in such attorney-in-fact's discretion.

The undersigned  hereby grants to each such attorney-in-fact full power and authority to do and perform any and every act and thing whatsoever requisite, necessary, or proper to be done in the exercise of any of the rights and powers herein granted, as fully to all intents and purposes as the undersigned might or could do if personally present, with full power of substitution or revocation, hereby ratifying and confirming all that such attorney-in-fact, or such attorney-in-fact's substitute or substitutes, shall lawfully do or cause to be done by virtue of this  power of attorney and the rights and powers herein granted. The undersigned acknowledges that the foregoing attorneys-in-fact, in serving in such capacity at the request of the undersigned, are not assuming, nor is the Company assuming, any of the undersigned's responsibilities to comply with Section 13(d) or Section 16 of the Securities Exchange Act of 1934.

This Power of Attorney shall remain in full force and effect until the undersigned is no longer required to file Forms 3, 4, and 5 or amendments to the undersigned's Schedule 13D and/or Schedule 13G with respect to the undersigned's holdings of and transactions in securities issued by the Company, unless earlier revoked by the undersigned in a signed writing delivered to the foregoing attorneys-in-fact.

IN WITNESS WHEREOF, the undersigned has caused this Power of Attorney to be executed as of this 2nd day of May 2011.

/s/ Carol A. Lund
----------------------------------
Signature

Exhibit D

JOINT FILING AGREEMENT

JOINT FILING AGREEMENT (this “Agreement”), dated as of May 2, 2011 between Thomas C. Lund, an individual, and Carol A. Lund, an individual (collectively, the “Joint Filers”).

W I T N E S S E T H

WHEREAS, as of the date hereof, each of the Joint Filers is filing a Schedule 13D/A under the Securities Exchange Act of 1934 (the “Exchange Act”) with respect to securities of Direct Insite Corp. (the “Schedule 13D”);

WHEREAS, each of the Joint Filers is individually eligible to file the Schedule 13D;

WHEREAS, each of the Joint Filers wishes to file the Schedule 13D and any amendments thereto jointly and on behalf of each of the Joint Filers, pursuant to Rule 13d-1(k)(1) under the Exchange Act;

NOW, THEREFORE, in consideration of these premises and other good and valuable consideration, the parties hereto agree as follows:

1. The Joint Filers hereby agree that the Schedule 13D is, and any amendments thereto will be, filed on behalf of each of the Joint Filers pursuant to Rule 13d-1(k)(1)(iii) under the Exchange Act.

2. Each of the Joint Filers hereby acknowledges that, pursuant to Rule 13d-1(k)(1)(i) under the Exchange Act, it is responsible for the timely filing of the Schedule 13D and any amendments thereto, and for the completeness and accuracy of the information concerning it contained therein, and is not responsible for the completeness and accuracy of the information concerning any of the other parties contained therein, unless it knows or has reason to know that such information is inaccurate.

3. Each of the Joint Filers hereby agrees that this Agreement shall be filed as an exhibit to the Schedule 13D, pursuant to Rule 13d-1(k)(1)(iii) under the Exchange Act.

[Signature Page Follows]

IN WITNESS WHEREOF, the parties have caused this Agreement to be executed individually or by their respective directors hereunto duly authorized as of the day and year first above written.

/S/ Thomas C. Lund
Thomas C. Lund
/S/ Carol A. Lund Carol A. Lund